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                                    FORM 6-K
                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                             dated February 7, 2003


                         Commission File Number 1-15148


                                  PERDIGAO S.A.
                    (Exact Name as Specified in its Charter)


                                       N/A
               ---------------------------------------------------
                       (Translation of Registrant's Name)

                           760 Av. Escola Politecnica
                       Jaguare 05350-000 Sao Paulo, Brazil
               ---------------------------------------------------
               (Address of principal executive offices) (Zip code)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

         Form 20-F    X    Form 40-F
                    -----            -----

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes                        No  X
             ----                      ------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

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

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:    February 7, 2003

                                     PERDIGAO S.A.



                                     By: /s/ Wang Wei Chang
                                         ---------------------------------------
                                         Name: Wang Wei Chang
                                         Title: Director/Chief Financial Officer

                                  EXHIBIT INDEX

Exhibit                             Description of Exhibit

1.                                  Press release dated February 6, 2003;

2. Minutes of the Seventeenth Extraordinary Meeting of the Board of Directors, held on January 21, 2003;

3.                                  Press release dated February 5, 2003; and

4. Calendar of Corporate Events for the year of 2003.